SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June, 2004

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of June, 2004.

List of Exhibits:

1.	Press release regarding Exclusive licensing option agreement with Wyeth.

Exhibit 1.

BioProgress PLC

07 June 2004

Press Release	7 June 2004

BioProgress plc

(‘BioProgress’ or ‘the Company’)

Exclusive licensing option agreement with Wyeth

for XGEL(R) SWALLOW liquid fill capsule technology

BioProgress plc, a provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, announces today it has executed an exclusive option agreement with Wyeth to complete due diligence and enter into negotiations to license its XGEL(R) SWALLOW liquid fill capsule technology for certain specified product fields.

The option agreement provides for an upfront payment of a six figure sum on execution providing Wyeth with an exclusive opportunity to evaluate the technology and negotiate terms of a technology licensing agreement, machine supply agreement and the film supply agreement within the fields. Francis Sullivan, spokesperson for Wyeth Consumer Healthcare, said: ‘We believe BioProgress has developed some interesting technology. We are entering into this agreement to secure an exclusive position to enable a full detailed evaluation of the opportunity.’

It is intended that BioProgress through Harro Hoefliger will provide liquid fill XGEL(R) machines and BioProgress will supply film for the machines from its newly acquired film production facility in Tampa, Florida USA, and from its UK film production facility when that comes on-line. BioProgress will also receive a licence fee within any exclusively licensed product field which uses the liquid dosage form.

Graham Hind, Chief Executive Officer of BioProgress plc, said: ‘This is a significant agreement for BioProgress as it involves another of our new dosage form technologies with a major US pharmaceutical customer.

‘XGEL(R) SWALLOW liquid fill capsule technology has unique properties which makes it a very attractive delivery platform for pharmaceutical manufacturers. We believe this technology has the potential to be the preferred alternative to current liquid fill systems’.

Forward-Looking Information.

The shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. This announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements.

The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganization. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

- Ends -

For further information:

BioProgress plc

Graham Hind, Chief Executive	Tel: +44 (0) 1354 655 674
grahamhind@bioprogress.com
www.bioprogress.com

Media enquiries:
Bankside

Henry Harrison-Topham / Heather Salmond	Tel: +44 (0) 20 7444 4140
henry.ht@bankside.com
www.bankside.com

Notes to editors:

BioProgress listed on AIM in May 2003 and is engaged in the research, development, and design of patented encapsulation systems that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other sectors. The Company’s patent portfolio comprises over sixty patents within sixteen patent families and has product development agreements and strategic alliances with several global companies. BioProgress aims to provide a cost effective and animal-free encapsulation process for pharmaceutical drugs in liquids, tablets and powders, thereby addressing the needs of the entire market for oral dosage forms while providing novel delivery mechanisms not possible with traditional processes.

The Company has also developed patented and licensed the world’s first flushable ostomy pouch that offers a newly enhanced quality of life not previously possible for the end user. Market research shows the global ostomy market to be worth $1 billion annually.

The Company’s business model provides it with several significant revenue streams including sales of encapsulating machines and film, plus licence and fees for research development services.

Wyeth Consumer Healthcare:

Wyeth Consumer Healthcare, a division of Wyeth, is one of the world’s leaders in the development, manufacture and marketing of non-prescription medicines, vitamins and nutritional products including such established brands as Advil(R), Centrum(R), Chap Stick(R), Dimetapp(R) and Robitussin(R).

About Wyeth:

Wyeth (NYSE:WYE) is one of the world’s largest research-driven pharmaceutical and health care products companies. It is a leader in the discovery, development, manufacturing, and marketing of pharmaceuticals, vaccines, biotechnology products and non-prescription medicines that improve the quality of life for people worldwide. The Company’s major divisions include Wyeth Pharmaceuticals, Wyeth Consumer Healthcare and Fort Dodge Animal Health.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ ELIZABETH EDWARDS
Dated: June 7, 2004	Elizabeth Edwards
Chief Financial Officer